December 29, 2006

Via EDGAR and OVERNIGHT Mail

Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:          ImageWare Systems, Inc. Registration Statement on Form S-3

Dear Sir or Madam:

On behalf of ImageWare Systems, Inc. (the “Company”), we transmit for filing under the Securities Act of 1933, as amended, and pursuant to Regulation S-T promulgated thereunder, the Company’s Registration Statement on Form S-3 (the “Form S-3”) for the registration of shares of the Company’s Common Stock, together with copies of the exhibits being filed at this time.  Original signature pages to the Form S-3 have been manually executed and will be retained by the Company for five years.

Pursuant to Rule 13(c) of Regulation S-T, funds sufficient to cover a filing fee of $415.78 have been wired to the Securities and Exchange Commission and are on account for the Company, CIK# 941685.

Please direct any questions or comments regarding this filing to the undersigned at (858) 720-2655 or to Jeff Hartlin at
(858) 720-2696.

Sincerely,

/s/ Iver Larson

Iver Larson
Paul, Hastings, Janofsky & Walker LLP

cc:                                 Wayne Wetherell, ImageWare Systems, Inc.
Carl Sanchez, Paul, Hastings, Janofsky & Walker LLP
Jeff Hartlin, Paul, Hastings, Janofsky & Walker LLP